UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd.	Form 6-K

This 6K is being filed to supplement the Notice and Proxy Statement filed on August 7, 2009, notifying the shareholders of an extraordinary general meeting, scheduled to take place on September 13, 2009.  Supplements include a letter to shareholders, as well as the addition of Exhibit 3 (inadvertently omitted from the August 7 filing), which is comprised of the already filed form of Agreement attached to the Proxy Statement as Exhibit 1 (without Appendix A) and the already filed Exhibit 2 to the Proxy Statement.

August 7, 2009

Dear Fellow Shareholder:

Enclosed is a notice inviting you to vote at the Company’s Extraordinary General Meeting of Shareholders, scheduled to take place on September 13, 2009.

As a shareholder of Taro it is your right to elect, as required by Israeli law, independent external directors to represent your best interests.  The Board of Directors is honored to present for your consideration two highly qualified candidates, Irith Hausner and Yaron Saporta.

Our Board has carefully considered the background and qualifications of both candidates.  Ms. Hausner, an experienced attorney and businesswoman, served as a Taro external director six years ago.  Her in-depth knowledge of the insurance field which is important to the integrity of our business, as well as her familiarity with the Company itself will make her a valuable addition to the Board.  We look forward to welcoming her back to our Board and receiving her advice and counsel.  Mr. Saporta is a prominent and experienced accountant and internal auditor who works with many private and public companies in Israel.  We look forward to working with Mr. Saporta, who brings to our Board the type of accounting and financial expertise that we enjoyed for the past six years from the external directors completing their second terms this summer.  We extend our heartfelt thanks to both Ben Zion Hod and Haim Fainaro, for their dedicated service to the Company. The backgrounds of Ms. Hausner and Mr. Saporta are described in further detail in the enclosed proxy statement.

The Board recommends that you vote “yes” for the election of both candidates, as well as for other agenda items presented for the shareholders’ consideration. You may vote in person, or by proxy through the internet, phone or mail.

Impressive financial turnaround
Taro’s financial performance since 2007 reflects the dramatic turnaround and exceptional growth in our Company’s sales and profitability.  We have been working successfully to restore Taro to a company that delivers strong, consistent business results and superior shareholder value as illustrated by the graphs below. The financial information presented here is unaudited and subject to further review, however it represents the best information currently available to management.

The graph above presents the Company’s net sales, gross profit and net income (loss) from 2006 through 2008.

Taro Pharmaceutical Industries Ltd.

The graph above presents data on the Company’s performance in the first half of 2007, 2008 and 2009.

The graph above presents the Company’s cash position at year end 20071 and 2008, and as of July 31, 20092.  Despite the difficult economic environment which is impacting pharmaceutical companies around the world, Taro’s performance, all driven by organic growth, remains an exception, and our prudent cash management has resulted in a marked improvement in the Company’s cash position.

1   Includes cash received as a result of the private placement sale of securities to Sun Pharmaceutical Industries Ltd. (“Sun”) in May and July 2007.

2   Cash position as of December 31, 2008 and July 31, 2009 includes $6.25 million in restricted cash deposits.

Letter to Shareholders, August 7, 2009

The graph above presents the net debt position of the Company, which is defined as total debt offset by the value of hedging instruments, less cash and cash equivalents.  The reduction in net debt at the beginning of the period was primarily attributable to net cash generated by financing activities – in particular, the private placement sale of securities in the net amount of approximately $56.4 million to Sun.  The subsequent reduction in net debt was primarily the result of net cash generated from operations.

The Company has utilized cash from operations to retire debt and to increase cash balances. Until such time as we can provide our shareholders with audited financial statements, the increase of cash in the bank combined with a reduction in our total debt is the strongest confirmation we can offer of our growing sales and improved profitability3.

Operational performance
Over the past 50 years Taro has built a strong record of achievements. Some of these achievements include:

•	Creation of an effective R&D platform that produced a strong product pipeline as well as patents for new treatments for diseases where no effective treatments are available.
•	Approval of 165 Abbreviated and New Drug Applications, as well as numerous product approvals in Canada and Israel.
•	Vertical integration of key product lines, i.e., the ability to manufacture both the active ingredient and finished product to ensure both quality and supply.

[3]	The Company is currently focused on completing its financial statements for 2006, and will then turn its attention to the financial statements for 2007 and 2008.

Taro Pharmaceutical Industries Ltd.

Your Support Is Needed to Help Sustain the Momentum
With your support we can continue together to keep Taro’s remarkable turnaround and momentum going, and to make sure that you, our shareholders, receive the return you deserve on your investment.

In addition to electing the two new external directors, we are also asking you to ratify and approve  indemnification for non-executive directors of Taro.

Providing indemnification to corporate directors is a standard good governance practice for publicly held companies and allows directors to carry out their duties in good faith, without fear of personal liability.  Under Israeli law, shareholder approval is required for such indemnification.  On several occasions in the past, our shareholders have resoundingly approved indemnification for our directors.  While we believe that those shareholder resolutions are in full force and effect, from an abundance of caution and in light of questions raised by Sun in a recent lawsuit against Taro and its directors (which we believe to be without merit), we ask that you vote for the approval of indemnification for directors.

YOUR VOTE IS IMPORTANT

Your Board of Directors unanimously recommends that you vote FOR the election of Ms. Hausner and Mr. Saporta as external directors, as well as for the proposals relating to indemnification.

We would like to thank all of our shareholders, employees and other stakeholders for their continued support, and we look forward to providing future updates on new developments.

On behalf of the Board of Directors,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman

SAFE HARBOR
Certain statements in this letter may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s financial turnaround, profitability, operations and performance.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions; changes in the Company’s financial position; regulatory actions; and, other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

EXHIBIT 3

Exemption and Indemnification Agreement

Date:	________________

To:	________________

Whereas:
It is in the best interest of Taro Pharmaceutical Industries Ltd. (the “Company”) to attract and retain the most capable and talented persons as directors, officers and/or employees and to provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas:
You are or have been appointed a director, officer and/or employee of the Company or a Subsidiary (as defined below), and in order to ensure your continuing service with the Company or a Subsidiary, as applicable, in the most effective manner, the Company desires to provide for your exemption and indemnification to the fullest extent permitted by law and subject to the terms hereof,

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1
Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability for any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

1.2	This exemption shall not be valid to the extent that:

1.2.1	You receive payment under an insurance policy with respect to such breach; or

1.2.2	You receive indemnification pursuant to the provisions of this Agreement.

2.	Indemnification

2.1
Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 below, imposed on or incurred by you in consequence of an act or omission to act in your capacity as director, officer and/or employee of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in Appendix “A” hereto.

2.1.1	Any monetary obligation imposed on or incurred by you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

Exhibit 3 – page 2

2.1.2
All reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of criminal intent; and

2.1.3
All reasonable litigation expenses, including  professional legal fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administer such an investigation or proceeding that was “finalized without the filing of an indictment” (as defined in the Companies Law – 1999) against you “without any financial obligation imposed in lieu of criminal proceedings” (as defined in the Companies Law – 1999), or an investigation or proceeding that was finalized “without the filing of an indictment” against you with a “financial obligation imposed in lieu of criminal proceedings” of an offence which does not require proof of criminal intent.

The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you in consequence of your service as a director, officer or employee of a subsidiary of the company (as defined in the Securities Law - 1968) (“Subsidiary”) or in consequence of your service as director in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law - 1968) (“Affiliate”)

2.2	The Company will not indemnify you for any Indemnifiable Liabilities to the extent that you receive payment under an insurance policy or another indemnification agreement.

2.3
If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings.

2.4
If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

2.5	Notices and Defence Against Suits

2.5.1
You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

2.5.2
The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

2.5.3
You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto.

Exhibit 3 – page 3

2.5.4	If the Company has notified you that it shall assume your defence with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

2.5.5	The Company shall have the right to settle or refer to arbitration any or all Legal Proceedings.

2.5.6
Notwithstanding the aforesaid, the Company shall not have the right to settle without your prior written consent, which consent shall not be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

2.5.7
The Company will have no liability or obligation to indemnify you if you enter into a settlement or initiation of arbitration proceedings without the Company’s prior written consent, which consent shall not be unreasonably withheld.

2.6
The Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1, 2.1.2 and 2.1.3 above, without limitation to the types of events and the amount specified in Appendix “A”.

2.7	Validity

2.7.1
The Company’s obligations hereunder will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your action or omission to act during your office/employment.

2.7.2
The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

2.8	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.
Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

Taro Pharmaceutical Industries Ltd.

By: _______________________________
Name:
Title:

Accepted and agreed to as of the date first written above:

____________________________
Name:
Title:

Exhibit 3 – page 4

Appendix “A”

1.	The Company’s obligation to indemnify you is limited to the following:

1.1.	Actions in connection with the management of the Company's, its Subsidiaries' and/or Affiliates' affairs, in the ordinary course of business;

1.2.
Matters connected with the financing of or investments by the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as a director, officer and/or employee thereof, whether before or after the investment is made;

1.3.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

1.4.	Actions in connection with the sale or proposed sale of the operations and/or business and/or assets, or part thereof, of the Company, a Subsidiary and/or an Affiliate thereof;

1.5.
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

1.6.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not;

1.7.	Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates;

1.8.
Actions in the areas of research and development, manufacture, quality control, storage, logistics, license, labeling, marketing, distribution and sale of products, including existing and potential generic and brand name pharmaceutical products, of the Company, a Subsidiary and/or an Affiliate thereof, including clinical trials and other clinical testing, applications and reports to, and other interface with, all federal, state, local and other regulatory authorities, whether within, or outside of, the United States, including the United States Food and Drug Administration and the United States Drug Enforcement Administration (“the Health Regulatory Authorities”), in connection with same;

1.9.
Actions in the areas of product liability, other personal and/or bodily injury and/or property damage to business or personal property through any act attributed to the Company, a Subsidiary and/or an Affiliate thereof, or their respective directors, other officeholders, employees, agents or other persons acting or allegedly acting on behalf of any of the foregoing, including with respect to products not manufactured but distributed, marketed or sold by the Company, a Subsidiary and/or an Affiliate thereof;

Exhibit 3 – page 5

1.10.
Actions with respect to any attribute of a product, including the dosage form, strength, route of administration, quality, performance characteristics and intended use of the pharmaceutical drug and cosmetic products (including any ingredients thereof), and/or quality, performance characteristics and intended use of medical devices, of the Company, a Subsidiary or an Affiliate thereof, whether before or after approval of such products by the Health Regulatory Authorities;

1.11.
Actions relating to any agreement, arrangement or transaction, including, without limitation, sales, licenses, transfers, purchases of, and/or undertakings with respect to, assets, rights, obligations, operating functions and securities, between any person, including any customer, supplier, contractor, shareholder, partner and/or investor, and the Company, a Subsidiary and/or an Affiliate thereof, including relating to the negotiation and/or performance and/or termination of such agreement, arrangement or transaction, all actions and documentation ancillary thereto, representations or inducements provided in connection therewith or otherwise as well as compliance with same;

1.12.
Actions relating to any loan, credit, bond and other finance agreements and indentures, whether secured or unsecured, and whether the indebtedness thereunder is publicly or privately held, to which the Company and a Subsidiary and/or an Affiliate thereof are parties, including compliance with financial, reporting and other covenants and provisions thereof;

1.13.
Actions in the areas of regulatory and governmental licenses, permits, grants, authorizations and requirements in any jurisdiction affecting the Company, a Subsidiary and/or an Affiliate thereof, including with respect to the areas of environment, competition, industrial safety, import, export, health and privacy, as well as Israeli Investment Centre and Office of Chief Scientist grants and incentives and those of any other private or governmental investment granting organization;

1.14.
Actions in the area of the offering of debt and/or equity securities by the Company and/or a shareholder to the public and/or to private investors or the offer by the Company or a third party to purchase debt and/or equity securities from the public and/or from private investors or other holders pursuant to prospectuses, agreements, notices, reports, tenders and/or other actions or proceedings, including recapitalizations, the issuance of bonus shares and other actions related to the capital of the Company;

1.15.
Actions pertaining to the Company’s status as a public company and to its securities being publicly traded, whether or not such securities are listed for, or have been delisted from, trading on a stock exchange, including in connection with reporting and disclosure requirements, including with respect to providing guidance regarding future performance;

1.16.
Actions in connection with financial statements of the Company and/or its Subsidiaries and/or an Affiliate thereof, whether consolidated or unconsolidated, audited and unaudited, restated or not restated, external and internal financial reports and reporting systems and accounting and audit policies, including the preparation and/or approval and/or signature and/or presentation of such financial statements and/or reports to the General Meeting of the Company and/or to stock exchanges on which the Company’s securities are listed and/or to government agencies, including the United States Securities and Exchange Commission and/or the Israeli Securities Authority;

Exhibit 3 – page 6

1.17.
Actions with respect to financial and accounting controls of the Company and/or its Subsidiaries and/or an Affiliate thereof, including significant deficiencies and/or material weaknesses in, and/or failure to maintain adequate, internal accounting controls, including internal controls over financial reporting;

1.18.
Actions in connection with any non-disclosure and/or failure to disclose or file any type of information within the period prescribed therefor by law, the Company’s Articles of Association or otherwise and/or any misstatement or misrepresentation of fact (whether contained in any representation, opinion, prospectus, financial statement, filing and/or notice) to any third party, including income tax, value added tax, social security, national insurance, local, municipal, environmental protection and/or securities authorities, insurers, the Israeli tax authorities, the Israeli Investment Centre and Office of the Chief Scientist, the Israeli Registrar of Companies, any stock exchange on which the Company’s securities are registered, the Company’s security holders and any other governmental entities or other institutions, including with respect to adverse event reporting requirements;

1.19.
Actions in connection with intellectual property of, or licensed by or to, the Company, a Subsidiary or an Affiliate thereof, including assertion of rights, registration or other protection thereof, licensing, distribution and research and development with respect thereto, including all patent and trade mark office prosecutions and other administrative and legal proceedings in connection with same;

1.20.
Actions in connection with infringement and/or invalidity of intellectual property rights, whether of the Company, a Subsidiary or an Affiliate thereof or of others, including correspondence and other actions in connection therewith and all patent and trademark office oppositions and other administrative and legal proceedings in connection with same, including vis-à-vis counterfeiting of products;

1.21.
Actions in connection with risk management with respect to the Company, its Subsidiaries and/or Affiliates, including in connection with negotiation of, and application for, insurance policies of all kinds, self-insurance and other interest, currency and/or credit default swap and other hedging transactions, including instances of under-or over-insurance and/or insurer denial and/or limitation of insurance coverage;

1.22.
Actions in connection with the investments of funds of the Company, a Subsidiary or an Affiliate thereof and/or of pension, profit sharing, provident (kupat gemel), deferred compensation, severance or study funds (keren hishtalmut) or other  funds for the benefit of the employees of any of the Company, a Subsidiary and/or an Affiliate thereof;

1.23.
Actions in connection with expressions, statements and decisions made, and/or resolutions adopted, by directors and other office holders of the Company, a Subsidiary and/or an Affiliate thereof in their capacity as such, including within the context of meetings of the board of directors and of any of its committees or management meetings, and claims with respect to the effect of such statements, decisions and/or resolutions, including claims for libel and/or slander and/or claims to invalidate any such decisions and/or resolutions;

Exhibit 3 – page 7

1.24.
Actions in connection with the use, discharge, release or disposal by the Company, a Subsidiary and/or an Affiliate thereof, or by any employee, agent, contractor or other person acting, or allegedly acting, on behalf of any of the foregoing, of hazardous and other materials (including noise) that, and/or have the potential to, harm the environment and/or to pose a danger to public health and/or constitute any kind of nuisance, whether any such harm, danger or nuisance is immediate or long-term, including all administrative and legal proceedings in connection with same;

1.25.
Actions in connection with the payment of taxes, customs duties, social security, national insurance and similar mandatory payments (collectively, “Taxes”) by, or on behalf of, the Company, a Subsidiary and/or an Affiliate thereof, including the withholding and collection from third parties, including suppliers, employees, contractors, consultants or freelancers, of the amount of Taxes required to be withheld or collected therefrom and the payment of same to the proper governmental entity, including the Israeli Tax authorities and the United States Internal Revenue Service;

1.26.
Actions in connection with the transfer, sale, acquisition or leasing of assets by, or on behalf of, the Company, a Subsidiary and/or an Affiliate thereof, including real property and/or any and all rights therein, and all matters relating to the planning, construction, renovation and/or maintenance thereof, including obtaining and maintaining applicable approvals and permits;

1.27.
Actions affecting the Company, a Subsidiary and/or an Affiliate thereof in the areas of restrictive trade practices, anti-trust, mergers, acquisitions, competition, including all administrative and legal proceedings regarding same;

1.28.
Actions surrounding the loss by the Company, a Subsidiary and/or an Affiliate thereof of, or delays in benefiting from any, acquisition synergies, concessions, brands, exclusivity rights, manufacturing, distribution and/or marketing rights, including failure to meet deadlines with respect to the marketing of products so as to establish or maintain marketing exclusivity for such product and the closing down of any portion of the business and/or operations of the Company, a Subsidiary and/or an Affiliate thereof;

1.29.
Actions surrounding the political, economic and security conditions in Israel as such may affect the Company’s principal offices and significant manufacturing and research and development facilities, including the possibility of terrorist or hostile military action that materially harms the business of the Company, a Subsidiary and/or an Affiliate thereof.

1.30.	Actions in connection with the Memorandum and/or Articles of Association of the Company, a Subsidiary and/or an Affiliate thereof;

1.31.	Actions in connection with distributions, as defined in the Israeli Companies Law, 5759-1999 (“the Companies Law”), of the Company, a Subsidiary and/or an Affiliate thereof;

Exhibit 3 – page 8

1.32.
Actions taken by the board of directors with respect to tender offers, including special purchase offers, as defined under the Companies Law, to shareholders of the Company, including with respect to opinions given by the board of directors, and/or opinions the board of directors abstains from providing, pursuant to the Companies Law;

1.33.
Actions, claims and proceedings, including class actions brought with respect to any of the foregoing events in this paragraph 1 above, whether or not such actions, claims and proceedings are covered by insurance, including all pending actions, claims and proceedings to which the Company, a Subsidiary and/or an Affiliate thereof is a party and to which you are a party or to which you become a party;

1.34.
Any and all references in this paragraph 1 above to (a) “Actions” or “actions” shall be construed to include omissions and/or oral and/or written statements (whether such actions and/or statements (and/or omissions) occur within, and/or outside of, Israel); (b) “Actions” or “actions” taken by the board of directors of the Company shall be construed to include “Actions” or “actions” taken by any committee thereof;  and (c) “includes” or “including” shall be construed as “includes without limitation” or “including without limitation” (as applicable); and

1.35.
For the avoidance of doubt, the foregoing events in this paragraph 1 above represent  events that in the opinion of the board of directors are to be expected in the light of the Company’s actual activities on the date of the Exemption and Indemnification Agreement with you to which this Appendix A forms an integral part.

2.	The total amount of indemnification for each case (including all matters connected therewith), shall not exceed US $10,000,000 (in addition to any amounts paid under an insurance coverage).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 10, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Tal Levitt
        Name: Tal Levitt
        Title: Director and Secretary